UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53148

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gold Coast Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 E. Hillcrest Drive, Suite 225
(No. and Street)

Thousand Oaks (City) California (State) 91360 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tae P. Ho (805) 496-3660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farber Hass Hurley LLP
(Name – *if individual, state last, first, middle name*)

15600 Devonshire St, Suite 225 (Address) Granada Hills (City) California (State) 91344 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VL

OATH OR AFFIRMATION

I, Tae P. Ho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gold Coast Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

SUSAN S. ANDERSON
COMM. # 1631982
NOTARY PUBLIC-CALIFORNIA
VENTURA COUNTY
MY COMM. EXP. DEC. 24, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLD COAST SECURITIES, INC.
FINANCIAL STATEMENT INDEX
December 31, 2008

Farber Hass Hurley LLP

Certified Public Accountants

15600 Devonshire Street, Suite 210
Granada Hills, CA 91344
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 895-1994

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Directors
Gold Coast Securities, Inc.

We have audited the accompanying statements of financial condition of Gold Coast Securities, Inc. (the "Company") as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gold Coast Securities, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Granada Hills, California
February 26, 2009

GOLD COAST SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and December 31, 2007

	2008	2007
ASSETS		
Cash and cash equivalents	$ 49,171	$ 89,506
Deposit with clearing organization	25,000	25,000
Receivable from broker-dealers and clearing organization	195,071	306,270
Office furniture and equipment, at cost, less accumulated depreciation of $42,445 and $43,479 at December 31, 2008 and December 31, 2007, respectively	9,161	11,664
Other assets	50,452	62,994
Total assets	$ 328,855	$ 495,434
LIABILITIES AND STOCKHOLDERS' EQUITY		
Payable to clearing organization	$ 248	$ 116
Accounts payable and accrued expenses	99,358	221,069
Deferred revenue, net	27,511	29,240
	127,117	250,425
Commitments and contingent liabilities	-	-
Liabilities subordinated to claims of general creditors	-	-
Stockholders' equity:		
Common stock, no par value, Series A voting shares, 200.00 shares authorized, 151.00 shares issued and outstanding at both December 31, 2007 and December 31, 2006, respectively	7,265	7,265
Common stock, no par value, Series B non-voting shares, 1,300.00 shares authorized, 542.34 and 542.34 shares issued and outstanding at December 31, 2008 and December 31, 2007, respectively	80,809	80,809
Additional paid-in capital	3,515	3,515
Retained earnings	110,149	153,420
Total stockholders' equity	201,738	245,009
Total liabilities and stockholders' equity	$ 328,855	$ 495,434

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2008 and December 31, 2007

	2008	2007
Revenues:		
Commissions	$ 1,738,813	$ 2,175,486
Investment advisory and management fees	1,210,348	1,219,500
Representative monthly fees	138,800	116,230
Miscellaneous income	48,989	75,653
Reimbursement income	71,735	54,556
Interest and dividend income	4,213	11,802
	3,212,898	3,653,227
Expenses:		
Commissions	1,340,327	1,743,292
Investment advisory and management fee expense	1,022,891	802,752
Employee compensation and benefits	563,599	753,202
Office expense	132,102	155,712
Occupancy	107,549	123,566
Legal and professional fees	47,197	18,081
Communications and data processing	13,415	13,539
Website maintenance and documentation	7,566	9,300
Postage and delivery	8,605	9,029
Clearing	7,377	6,480
Other	2,821	4,801
Travel and entertainment	2,467	3,199
Bad debt expense	0	1,065
	3,255,916	3,644,018
Income (loss) before income tax provision	(43,018)	9,209
Income tax provision	253	800
Net income (loss)	$ (43,271)	$ 8,409

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Years Ended December 31, 2008 and December 31, 2007

	2008	2007
Subordinated borrowings at beginning of year	$ -	$ -
Increases:	-	-
Decreases:	-	-
Subordinated borrowings at end of year	$ -	$ -

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2008 and December 31, 2007

	Series A Common Stock Shares	Series A Common Stock Value	Series B Common Stock Shares	Series B Common Stock Value	Additional Paid-in Capital	Retained Earnings	Stockholders' Equity
Balance at January 1, 2007	151	$7,265	542.34	$80,809	$3,515	$145,011	$236,600
Net income	-	-	-	-	-	8,409	8,409
Balance at December 31, 2007	151	7,265	542.34	80,809	3,515	153,420	245,009
Net income (loss)	-	-	-	-	-	(43,271)	(43,271)
Balance at December 31, 2008	151	$7,265	542.34	$80,809	$3,515	$110,149	$ 201,738

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008 and December 31, 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ (43,271)	$ 8,409
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	3,304	6,058
Loss on disposal of asset	1,085	-
Changes in:		
Receivable from broker-dealers and clearing organization	111,199	(9,937)
Other assets	12,542	(9,289)
Accounts payable and accrued expenses	(121,579)	86,269
Deferred revenue, net	(1,729)	(38,623)
Total adjustments	4,822	34,478
Net cash (used in) provided by operating activities	(38,449)	42,887
Cash flows from investment activities:		
Purchase of furniture and equipment	(1,886)	(752)
Net cash used in investing activities	(1,886)	(752)
Cash flows from financing activities:	-	-
Net cash used in financing activities	-	-
Net decrease in cash and cash equivalents	(40,335)	42,135
Cash and cash equivalents at beginning of year	89,506	47,371
Cash and cash equivalents at end of year	$ 49,171	$ 89,506
Supplemental cash flow disclosures:		
Income tax payments	$ -	$ 1,000
Interest payments	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware corporation, headquartered in California, and began operations in January 2001.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including both principal and agency transactions involving retailing corporate equity securities and mutual funds; selling corporate debt, municipal bonds, and U.S. government securities; selling tax shelters or limited partnerships in primary distribution; selling variable life or annuities; purchasing and writing put and call options; and providing investment advisory and management services.

2. **Significant Accounting Policies**

* Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit and highly liquid debt instruments with original maturities of three months or less.

* Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

* Receivable From and Payable To Clearing Organization

The Company has an agreement to clear substantially all of its proprietary and customer transactions through another broker-dealer (Pershing Company) on a fully disclosed basis. Pershing Company is responsible for handling and monitoring all securities lending activities (collateralized financings) related to securities borrowed and securities loaned transactions.

2. Significant Accounting Policies (continued)

* Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions clear.

* Investment Advisory Income

Investment advisory and management fees are received quarterly in advance, but are recognized as earned on a pro rata basis over the term of the contract. The unearned portion is recorded as deferred revenue, net of associated fees and expenses.

* Property and Equipment

Property and equipment are stated at cost. Depreciation has been provided using the straight-line method over the useful lives of the assets, which range from 3 to 7 years. Leasehold improvements are amortized on the straight-line basis over the shorter of their estimated useful lives or the remaining term of the lease.

* Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of depreciation and net operating loss for financial and income tax reporting.

* Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures at the date of the statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

* Fair Value of Financial Instruments

The Company's financial instruments are either carried at fair value, or are considered to be stated at fair value, due to their short-term nature.

*Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and broker-dealer/clearing

2. Significant Accounting Policies (continued)

organization accounts receivable. The Company places substantially all of its cash deposits with one high-quality financial institution. With respect to broker-dealer/clearing organization receivables, such receivables normally arise from commissions and fees generated through the purchase and sale of financial instruments by the Company's numerous customers, and are generally not collateralized. The Company has contractual arrangements with highly-rated broker-dealers and insurance companies as the source of these revenues. As of December 31, 2008, approximately 47% of the Company's total receivable from broker-dealers and the clearing organization was from the clearing broker, and another 17% was from one other financial institution.

The Company maintains reserves for potential credit losses, as applicable and such losses, in the aggregate, have not exceeded management's expectations. During the years ended December 31, 2008 and 2007, bad debt expense were under $1,000, respectively.

*Advertising Costs

The Company expenses the cost of advertising in the year incurred. During the years ended December 31, 2008 and 2007, such advertising expenses (included as part of "other" expenses) were under $1,000, respectively.

*Recently Issued Accounting Pronouncement

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 provides entities with an option to report certain financial assets and liabilities at fair value – with changes in fair value reported in earnings – and requires additional disclosures related to an entity's election to use fair value reporting. It also requires entities to display the fair value of those assets and liabilities for which the entity has elected to use fair value on the face of the balance sheet. SFAS No. 159 is effective for the fiscal years beginning after November 15, 2007 then deferred to years after December 15, 2008. We are in the process of evaluating the effect that the adoption of SFAS No. 159 will have on our results of operations and financial condition.

In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 (Consolidated Financial Statements)." SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 with earlier adoption prohibited. The Company is evaluating the effect, if any, that the adoption of SFAS 160 will have on its results of operations, financial position, and the related disclosures

* Reclassifications

Certain prior period amounts have been reclassified to conform to the current year's presentation.

3. Related Party Activities

The Company's three principal stockholders all receive salaries as compensation for their services as officers and employees. During the prior year, one of the three principal stockholders resigned as officer of the Company and is currently being compensated as a commissioned independent contractor.

These stockholders have also formed a partnership, which is the beneficiary of life insurance policies on their respective lives. The partnership has adopted a buy-sell agreement, which states that in the event of the death of any one of these three individuals, the insurance proceeds will be utilized (as a down or full payment thereon) to repurchase the stockholder's interest in the Company from the stockholder's heirs, at a price as defined in the agreement.

In December 2005, the Company obtained two three-year operating leases on vehicles driven by its President and Senior Vice President. Those leases expired during the year and the Company re-signed new three-year operating leases. Total lease expense incurred for these vehicles for the years ended December 2008 and 2007 amounted to $9,997 and $10,969, respectively. Current required monthly lease payments total approximately $748, and the aggregate future lease commitment is as follows:

Year ended December 31, 2009:	$ 8.976
Year ended December 31, 2010:	8,976
Year ended December 31, 2011:	7,480

4. Commitments and Contingencies

The Company extended its operating lease for 1,782 square feet of office space in Thousand Oaks, California. Effective October 1, 2005, the extended lease calls for non-cancelable minimum monthly rental payments of approximately $3,564, to be adjusted upward by 3% annually each December 1st. Accordingly, the base rent was increased on December 1, 2007 to approximately $3,870 per month. The base rent for the months of October and November 2005 was abated. In addition, the Company currently pays its proportionate share (approximately $7 per month) of increases in the lessor's operating expenses. The total lease term is for sixty-two months, terminating November 30, 2010, although the Company does have one option to extend the lease for an additional five years.

The Company signed a five-year lease for its rental of an additional 1,802 square feet of office space in Gold River, California. The lease was effective June 12, 2005 and expires on June 11, 2010, with the rent abated for the first three months of the lease term. Current monthly rental payments are approximately $3,176, with annual rent increases each June of approximately 2.8% throughout the lease term.

4. Commitments and Contingencies (continued)

The Company has renewed its lease of an additional 996 square feet of office space in La Mirada, California from La Mirada Centers through October 31, 2008. The base rent is currently set at $1,566 per month plus approximately $31 in operating expenses. This lease was not renewed after October 31, 2008.

Rental expense (including the Company's share of the lessors' operating costs, as applicable) for the years ended December 31, 2008 and 2007 amounted to $93,934 and $101,564, respectively. As of December 31, 2008, the Company had incurred a deferred lease obligation of $12,127, which was primarily the result of contractual rent abatements. Future aggregate minimum required lease payments on the office leases are as follows:

Year ended December 31:		
2009	$	88,618
2010		63,067
Total lease commitment	$	151,685

In the normal course of business, the Company is subject to various litigation and arbitration matters. Management does not believe the eventual outcome of any current litigation in the aggregate will have a material adverse effect on the Company's financial statements.

5. Pension Plan

In August 2003, the Company established a 401(k) PROFIT SHARING PLAN with Fidelity Investments administered by the Senex Group. The 401(k) profit sharing plan, as adopted, allows for employee contributions through salary reductions ranging from 0% to 15% of employee salary, capped, respectively, at $15,500 in 2008 and $15,500 in 2007 (plus catch-up provisions). This plan is non-discriminatory; all employees who are at least 21 years of age and have been employed by the Company for at least 6 months are eligible to participate. Plan contributions are self-directed and may be invested in one or more of a series of mutual funds managed by Fidelity Investments. The employer may make matching contributions at the discretion of the Board of Directors. For both 2008 and 2007, the Company's board chose to make 3% matching contributions, which amounted to $4,342 and $17,402, respectively. All other plan contributions during the years ended December 31, 2008 and 2007 were employee-funded through salary reductions amounting to $28,300 and $43,900, respectively.

6. Major Revenue Concentration

During the year ended December 31, 2008, approximately 54% of the Company's overall revenue was derived from commissions related to the sale of individual mutual fund investments. The Company expects that most of this revenue will be recurring.

7. Income Tax Provision

The Company's income tax provision for the years ended December 31, 2008 and 2007 consisted of the following:

	Federal	California	Total
		2008	
Current tax provision	$0	$800	$800
Prior year over-accrual	0	(547)	(547)
Total income tax expense	$0	$253	$253
		2007	
Current tax provision	$1,022	$826	$1,848
Prior year over-accrual	(1,022)	(26)	(1,048)
Total income tax expense	$0	$800	$800

At December 31, 2008, the Company recorded prepaid income taxes of $2,960 (included as part of prepaid expenses).

8. Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital (i.e., $50,000) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company's net capital measured $104,467 and its net capital ratio was 1.22 to 1. At December 31, 2007, the Company's net capital measured $129,459 and its net capital ratio was 1.93 to 1.

GOLD COAST SECURITIES, INC.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2008

Schedule I

GOLD COAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2008

Net capital		
Total stockholders' equity		$ 201,738
Deduct stockholders' equity not allowable for capital		-
Total stockholders' equity qualified for net capital		201,738
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits - deferred income taxes payable		-
Total capital and allowable subordinated borrowings		201,738
Deductions and/or charges:		
Nonallowable assets:		
Office furniture and equipment	9,161	
Receivable from broker-dealers, in excess of related payables	32,170	
Other assets - customer receivables	1,716	
Other assets - registered representative receivables	6,973	
Other assets - prepaid expenses and deposits	41,311	91,331
Net capital before haircuts on securities positions		110,407
Haircuts on securities positions		5,942
Net capital		**$ 104,465**
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, and deferred revenue, net,		$ 127,117
Items not included in statement of financial condition		-
Total aggregate indebtedness (AI)		$ 127,117
Computation of basic net capital requirement		
Minimum net capital required		$ 50,000
Excess net capital over minimum net capital required		$ 54,465
Excess net capital at 1,500 percent (net capital - 6.67% of AI)		$ 95,986
Excess net capital at 1,000 percent (net capital - 10% of AI)		$ 91,753
Ratio: Aggregate indebtedness to net capital		1.22 to 1

Schedule I (Continued)

GOLD COAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2008

Reconciliation with Company's computation (included in Part II of Form X-17A-5) as of December 31, 2008

Net capital as reported in Company's Part II (unaudited) FOCUS report	$	104,467
Rounding adjustment		(2)
Net capital per above	$	104,465

Schedule II

GOLD COAST SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

Gold Coast Securities, Inc. is exempt from the reserve requirement, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.

Schedule III

GOLD COAST SECURITIES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

Gold Coast Securities, Inc. is exempt from the possession or control requirements, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.

Schedule IV

GOLD COAST SECURITIES, INC.
Schedule of Segregation Requirements and Funds
In Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of December 31, 2008

Not applicable

Farber Hass Hurley LLP

Certified Public Accountants

15600 Devonshire Street, Suite 210
Granada Hills, CA 91344
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 895-1994

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Gold Coast Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Gold Coast Securities, Inc. (the "Company") for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and internal control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Granada Hills, California
February 26, 2009

GOLD COAST SECURITIES, INC.

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2008

FARBER HASS HURLEY LLP
CERTIFIED PUBLIC ACCOUNTANTS